UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2004

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

1.  News Release November 25, 2004:  Russian Partnership

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

                                            Frederic Puistienne, C.F.O.

DATE: November 25th 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Russian Partnership

LONDON, United Kingdom, DATE: November 25th, 2004. Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew is pleased to announce that a MOU with a Russian state-owned mining Company has been signed with the objective of acquiring and developing precious metals projects/deposits in Eastern Russia through a Joint Venture company. The companies are particularly evaluating projects in the Republic of Yakutia (Sakha). Yakutia is the largest republic by size in the Russian Federation, producing 99% of Russia’s diamonds and is the second largest diamond producer in the world. Gold mining is the second most important industrial sector. It hosts among others the second largest goldfield in Russia, Nezhdaninskoya, with more than 28 mill oz gold and 100 mill oz silver, and makes Yakutia among Russia’s biggest suppliers of gold (24%) and silver (33%). The physical remoteness, and extreme climate, coupled with logistic challenges and regulatory hurdles have long delayed international participation in the development of Yakutia’s rich mineral deposits. Modern transportation and communication, however, is rapidly changing this situation, and it is Crew’s wish to participate in the development of this enormous potential.

The province is bordered by prolific gold districts, including the Magadan (Natalskinskoye and Julietta Mines), the Chukotka (Kupol and Kubaka mines) and the Amur (Pokrovsky and Tokur mines) districts and many new gold deposits of vein-type and epithermal origin are being discovered repeatedly in this vast and remote part of Russia. Most of the existing operations are currently undergoing expansive development and it is the Join Venture’s wish to participate in the future development of this rich metallurgical province.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com